UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported): December 19, 2014

Wright Medical Group, Inc.

(Exact Name of Registrant Specified in Charter)

Delaware	001-35823	13-4088127
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1023 Cherry Road
Memphis, Tennessee	38117
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (901) 867-9971

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.	Other Events.

On December 19, 2014, Tornier N.V., a Dutch public limited company (naamloze vennootschap) (“Tornier”), filed with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which included a joint proxy statement for each of Tornier and Wright Medical Group, Inc., a Delaware corporation (“Wright”), and also constitutes a prospectus of Tornier (the “Form S-4”), in connection with the business combination between Tornier and Wright, as contemplated by the Agreement and Plan of Merger, dated October 27, 2014 (the “Merger Agreement”), among Tornier, Wright, Trooper Holdings Inc., a Delaware corporation and a direct wholly-owned subsidiary of Tornier, and Trooper Merger Sub Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Tornier (“Merger Sub”). The Form S-4 has not yet been declared effective by the SEC.

Pursuant to the Merger Agreement, on the terms and subject to the conditions contained therein, Wright will merge with and into Merger Sub, with Wright as the surviving corporation and an indirect wholly-owned subsidiary of Tornier (the “Merger”). As a result of the Merger, Tornier will be renamed “Wright Medical Group N.V.”

Important Additional Information and Where to Find It

The Form S-4 that Tornier has filed with the SEC is not final and has not yet been declared effective by the SEC. Wright and Tornier will mail to their respective shareholders the final joint proxy statement/prospectus. Investors are urged to read the joint proxy statement/prospectus when it becomes available, because it will contain important information. The Form S-4, definitive joint proxy statement/prospectus and other documents filed or to be filed by Tornier and Wright with the SEC will be available free of charge at the SEC’s website (www.sec.gov) and from Tornier and Wright. Requests for copies of the joint proxy statement/prospectus and other documents filed by Wright with the SEC may be made by contacting Julie Tracy, Senior Vice President and Chief Communications Officer by phone at (901) 290-5817 or by email at julie.tracy@wmt.com, and request for copies of the joint proxy statement/prospectus and other documents filed by Tornier may be made by contacting Shawn McCormick, Chief Financial Officer by phone at (952) 426-7646 or by email at shawn.mccormick@tornier.com.

PARTICIPANTS IN THE SOLICITATION

Wright, Tornier, their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from Wright’s and Tornier’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of Wright and their ownership of Wright stock is set forth in Wright’s annual report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the SEC on February 27, 2014 and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 31, 2014. Information regarding Tornier’s directors and executive officers is contained in Tornier’s annual report on Form 10-K for the fiscal year ended December 29, 2013, which was filed with the SEC on February 21, 2014, and its proxy statement for its 2014 annual general meeting of shareholders, which was filed with the SEC on May 16, 2014. These documents can be obtained free of charge from the sources indicated above. Certain directors, executive officers and employees of Wright and Tornier may have direct or indirect interest in the transaction due to securities holdings, vesting of equity awards and rights to severance payments. Additional information regarding the participants in the solicitation of Wright and Tornier shareholders is included in the Form S-4.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This communication includes forward-looking statements. These forward-looking statements generally can be identified by the use of words such as “anticipate,” “expect,” “plan,” “could,” “may,” “will,” “believe,” “estimate,” “forecast,” “goal,” “project,” and other words of similar meaning. Forward-looking statements in this communication may include but are not limited to, statements about the expected completion of the Merger. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others, uncertainties as to the timing of the transaction; uncertainties as to whether Tornier shareholders and Wright shareholders will approve the transaction; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, or the terms of such approval; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that shareholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; other business effects, including the effects of industry, economic or political conditions outside of Wright’s or Tornier’s control; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of Wright and Tornier may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; operating costs and business disruption following completion of the transaction, including adverse effects on employee retention and on Wright’s and Tornier’s respective business relationships with third parties; transaction costs; actual or contingent liabilities; the adequacy of the combined company’s capital resources; failure or delay in ultimately obtaining FDA approval of Wright’s Augment® Bone Graft for commercial sale in the United States, and the risks identified under the heading “Risk Factors” in Wright’s Annual Report on Form 10-K, filed with the SEC on February 27, 2014, and Tornier’s Annual Report on Form 10-K, filed with the SEC on February 21, 2014, as well as both companies’ subsequent Quarterly Reports on Form 10-Q and other information filed by each company with the SEC. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of the Form S-4 filed by Tornier on December 19, 2014.

We caution investors not to place considerable reliance on the forward-looking statements contained in this report. You are encouraged to read Wright’s and Tornier’s filings with the SEC, available at www.sec.gov, for a discussion of these and other risks and uncertainties. The forward-looking statements in this communication speak only as of the date of this document, and we undertake no obligation to update or revise any of these statements. Our businesses are subject to substantial risks and uncertainties, including those referenced above. Investors, potential investors, and others should give careful consideration to these risks and uncertainties.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

WRIGHT MEDICAL GROUP, INC.

Date: December 19, 2014	By:	/s/ Robert J. Palmisano
Robert J. Palmisano
President and Chief Executive Officer